Bradley C. Weber +1 650 752 3226 BWeber@goodwinlaw.com	Goodwin Procter LLP 601 Marshall Street Redwood City, CA 94063 goodwinlaw.com +1 650 752 3100

February 8, 2021
Katherine Bagley
Staff Attorney
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Re:    ThredUp Inc.
Amendment No. 1 to Confidential Draft Registration Statement on Form S-1
Submitted December 28, 2020
CIK No. 0001484778
Dear Ms. Bagley:
This letter is submitted on behalf of ThredUp Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Confidential Draft Registration Statement on Form S-1 submitted on December 28, 2020 (the “Draft Registration Statement”), as set forth in your letter dated January 14, 2021 addressed to James Reinhart, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing an Amended Draft Registration Statement (the “Amended Draft Registration Statement”), which includes changes that reflect responses to the Staff’s comments.
For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Amended Draft Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Draft Registration Statement.
The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending this letter and the Amended Draft Registration Statement (marked to show changes from the Draft Registration Statement) via email.

Ms. Katherine Bagley
Securities and Exchange Commission
February 8, 2021

Prospectus Summary
Distributed Processing Infrastructure
Data Science Expertise
Marketing Automation, page 7
1.Please disclose how you calculate “marketing payback.”
RESPONSE: In response to the Staff’s comment, the Company has revised pages 7, 121 and 122 of the Amended Draft Registration Statement to explain how marketing payback is calculated.
“The global COVID-19 pandemic has had . . .”, page 26
2.We note your disclosure that “[o]ur shipping vendors have informed us that they will be implementing December 2020 holiday surcharges due to expected increases in holiday shipping as a result of COVID-19 travel restrictions and other impacts. We expect to delay our shipping times in order to minimize the impact of such surcharges on our business, but such surcharges or the delays in shipping could harm our business.” Please amend your disclosure to quantify the impact of any surcharges or delays in shipping that occurred over the holidays, if material.
RESPONSE: In response to the Staff’s comment, the Company has revised page 27 of the Amended Draft Registration Statement to reflect that the anticipated holiday surcharges and delays due to COVID-19 impacts did not directly have a significant or material impact on the Company over the December 2020 holiday season and the Company ultimately did not need to delay shipping times in order to minimize the impact of surcharges. Therefore, the Company has deleted that disclosure.
Risk Factors
Risks Related to Our Business
“Interruptions or delays in the services provided by third-party data centers . . .”, page 34
3.We note your response to comment 5. To provide context for investors regarding the importance of the agreement to your operations, please amend your filing to disclose that transitioning the cloud infrastructure currently hosted by AWS to alternative providers could potentially be disruptive, and you may incur significant costs for a short period, as you assert in your response.
RESPONSE: In response to the Staff’s comment, the Company has revised page 35 of the Amended Draft Registration Statement to discuss the risks related to transitioning from the cloud infrastructure currently hosted by AWS.

Ms. Katherine Bagley
Securities and Exchange Commission
February 8, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 73
4.Please provide a GAAP calculated margin in the bullets listed in the Overview on page 73 pursuant to Item 10(e)(1)(i)(A) of Regulation S-K.
RESPONSE: In response to the Staff’s comment, the Company has revised pages 3, 73 and 108 of the Amended Draft Registration Statement.
Our Business Model, page 75
5.We note that you track order economics using contribution profit which is defined as gross profit less distribution center operating expenses associated with inbound item processing, less payment processing. This measure appears to be a Non-GAAP measure that should be reconciled to Gross Profit pursuant to Item 10(e)(1)(i)(B) of Regulation S-K.
RESPONSE: The Company respectfully advises the Staff that the Company’s presentation of contribution profit per order is a description of the Company’s operations rather than a non-GAAP measure. Contribution profit per order is not a numerical measure of the Company’s historical or future financial performance, financial position or cash flows. Rather, the Company uses contribution profit per order to assess its order economics. Therefore, the Company believes that contribution profit per order is an operational measure derived from a combination of information calculated in accordance with GAAP and operational measures that are not non-GAAP financial measures, as permitted in Rule 101(a)(1) of Regulation G. Accordingly, the Company respectfully submits that contribution profit per order does not require any additional disclosure under Item 10(e)(1)(i)(B) of Regulation S-K and, in particular, cannot be reconciled in any meaningful way.
The Company has also revised pages 74, 75 and 81 of the Amended Draft Registration Statement to more clearly indicate that it is discussing average gross profit per order and contribution profit per order, rather than gross profit on a GAAP basis.
Compelling Cohort Behavior and Expansion, page 78
6.We note your response to comment 12. It does not appear that the 2015 cohort is comparable to the other cohorts in your presentation because the 2015 and prior cohort includes buyers who made their initial purchase in one of at least five years, while the other cohorts include buyers who made their initial purchase in one year. Therefore, the growth in gross profit for the 2015 cohort appears to include at least six years of growth for some buyers by the time they enter year 2016 presented in your chart, while the remaining cohorts include only one year of growth by the fiscal year following the initial purchase year. Please amend your filing to disaggregate the 2015 and prior cohort data.

Ms. Katherine Bagley
Securities and Exchange Commission
February 8, 2021

Consider providing this information in a footnote or separate table to preserve your desired visual presentation of the development in gross profit for each cohort.
RESPONSE: In response to the Staff’s comment, the Company has revised pages 78 and 79 of the Amended Draft Registration Statement to disaggregate the 2013 to 2015 data and delete the 2012 and prior data.
Scaling and Automating Our Platform, page 79
7.We note your response to comment 13, and your amended disclosure on page 78, including that you expect the automation of the remaining distribution facilities “over time.” To provide context for investors regarding your plans and the time it will take for you to realize the benefits of automating your facilities, please disclose an estimated timeframe by which you expect to replace your legacy non-automated and lesser- automated facilities with new automated facilities, or tell us why you are unable to do so. Further, please tell us why you determined not to disclose current labor, processing, and distribution costs and expenses for your Arizona and Pennsylvania facilities compared to your other distribution facilities to provide context for your assertion that achieving the same level of the automation at your Arizona and Pennsylvania facilities in your full platform would result in favorable economies of scale.
RESPONSE: In response to the Staff’s comment, the Company has revised pages 79 and 80 of the Amended Draft Registration Statement. The Company also respectfully advises the Staff that when focusing on increasing automation, the Company is focused on how more automation drives increased processing speed, increased output, headcount efficiency, and increased density as the automated facilities are built three stories high to optimize for space efficiency and enable put away, storage, picking and routing to pack stations across three levels, increasing the pick rate of items during processing. As a result, while labor, processing and distribution costs per item decrease, the main focus is on increased productivity with the same or fewer people in a denser space. The goal of increased automation is to do more with the same or fewer people in a three-story functional space, rather than reduce labor or costs overall. The Company believes that it has expressed in the Amended Draft Registration Statement the important underpinnings of how increased automation can result in favorable economies of scale.
Supply Breadth, Quality and Processing Growth, page 81
8.We note your response to comment 15, and your amended disclosure on page 82 that “[w]hen ordering a Clean Out Kit, a seller may opt-in to our Return Assurance service in order to have any unaccepted items returned to them for a flat fee. Otherwise, we sell the remainder of all unaccepted items to select aftermarket partners, such as thrift stores and textile recyclers, for reuse and recycling.” Please disclose the flat fee, and the percentage of your revenue attributable to sales of items to thrift stores and textile recyclers, if material.

Ms. Katherine Bagley
Securities and Exchange Commission
February 8, 2021

RESPONSE: In response to the Staff's comment, the Company has revised page 82 of the Amended Draft Registration Statement to provide the flat fee for its Return Assurance service as of December 31, 2020. The Company respectfully advises the Staff that revenue attributable to sales of items to thrift stores and textile recyclers is not material to the Company, and management does not review this information to evaluate the Company's business, measure its performance, identify trends affecting the Company's business, formulate business plans or make strategic decisions.
Key Financial and Operating Metrics, page 86
9.We note your response to prior comment 17. Please revise to present the most directly comparable GAAP measures [net income (loss) and net profit margin] in the table provided on page 86 when presenting Adjusted EBITDA and Adjusted EBITDA Margin. Refer to Item 10(e)(1)(i)(A) of Regulation S-K. Additionally, please revise the title of the discussion beginning on page 87 currently titled “Adjusted EBITDA and Adjusted EBITDA Margin” to include “Net income (loss) and Net profit margin.”
RESPONSE: In response to the Staff’s comment, the Company has revised pages 17, 69, 87, 88 and 89 of the Amended Draft Registration Statement.
Business
For Resale-as-a-Service (RaaS) Partners, page 120
10.We note your response to comment 24, including that your RaaS partnerships are an important component of your offerings and your mission. Therefore, please briefly describe the material terms of your agreements with your RaaS partners.
RESPONSE: In response to the Staff’s comment, the Company has revised page 126 of the Amended Draft Registration Statement. The Company also respectfully advises the Staff that while its RaaS partnerships are an important component of the Company's mission to promote circular fashion, to date, the partnerships have been structured as mutually beneficial arrangements and they are not currently material from a revenue perspective. The RaaS partnerships are aimed at opening more channels of circular fashion, reaching more buyers, sellers and customers, generating additional marketing, building brand awareness and accessing additional channels of supply.
Our Employees, page 121
11.Please amend your disclosure to describe any human capital measures or objectives that you focus on in managing your business, if material. See Item 101(c)(2)(ii).
RESPONSE: In response to the Staff’s comment, the Company has revised pages 127 and 128 of the Amended Draft Registration Statement to discuss the human capital objectives that the Company focuses on in managing its business, including diversity.

Ms. Katherine Bagley
Securities and Exchange Commission
February 8, 2021

Executive Compensation, page 138
12.Please revise to provide information for the most recently completed fiscal year. Refer to Item 402(n) of Regulation S-K.
RESPONSE: The Company has revised the section titled "Executive Compensation" in order to provide information for the most recently completed fiscal year.

Signature Page Follows.

Ms. Katherine Bagley
Securities and Exchange Commission
February 8, 2021

If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3226.

Sincerely,

/s/ Bradley C. Weber

Bradley C. Weber

cc:    Blaise Rhodes, Securities and Exchange Commission
Theresa Brillant, Securities and Exchange Commission
Lilyanna Peyser, Securities and Exchange Commission
James Reinhart, ThredUp Inc.
Sean Sobers, ThredUp Inc.
Alon Rotem, ThredUp Inc.
Caine Moss, Goodwin Procter LLP
Erica Kassman, Goodwin Procter LLP
Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.
Andrew T. Hill, Wilson Sonsini Goodrich & Rosati, P.C.
Catherine D. Doxsee, Wilson Sonsini Goodrich & Rosati, P.C.